Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

September 20, 2012

VIA EDGAR

Tom Kluck

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Network Alliance Ventures Inc.
Amendment No. 1 to Registration Statements on Form S-1
Filed September 6, 2012
File No. 333-182596

Dear Mr. Kluck:

Pursuant to the staff’s comment letter dated August 6, 2012, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 1 to the Company’s Form S-1 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on September 20, 2012.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

General

1.	We note your statement that you are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Company response: The Company confirms that it has no knowledge of the existence of any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering. Additionally, the Company confirms that no broker or dealer is participating or will participate in the Company’s offering.

2.	It appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C. Considering the dates the securities were sold and other factors, please provide an analysis explaining your basis for relying on Rule 415(a)(1)(i) and concluding that this transaction is not being conducted by or on behalf of the issuer. Refer to Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09.

Company response: The Company believes that the selling shareholders are making a secondary offering and not an indirect primary offering. Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules has a 6-factor test to identity a secondary offering in disguise as a primary offering. The 6-factor test is (i) the length of time that each of the selling stockholders has held their respective shares of common stock of the Company, (ii) the circumstances surrounding the acquisition by the selling stockholders of their respective shares of common stock of the Company, (iii) the relationship between the selling stockholders and the Company, (iv) whether the selling stockholders are in the business of underwriting securities, (v) the amount of shares being registered, and (vi) under all the circumstances it does not appear that any of the selling stockholders should be deemed to be acting as a conduit for the Company.

The application of the facts in this offering to the 6-factor test is as follows. In addition to the fact that the Company will not receive any proceeds in the offering by the selling shareholders:

(i)	By the time the Form S-1 will be effective, the shares being offered for resale acquired by the selling shareholders will have been held for a period longer than six months, longer than the holder period under Rule 144 safe harbor from being deemed an underwriter;

(ii)	Each of the selling shareholders is a personal friend or acquaintance of an officer or director of the Company, but not remitting any of the sales proceeds to the Company;

(iii)	None of the selling shareholder has any role in operating the Company or acting as an underwriter to the Company;

(iv)	None of the selling shareholders is in the business of underwriting securities, and each of the selling shareholders purchased or acquired its interest in the Company for investment purposes and not with a view to distribution;

(v)	The number of shares being registered is commensurate with that number that market makers would need to see in the float to make a market in a development stage company as a relationship to the offering price and amounts to only approximately .0009% of the issued and outstanding shares of common stock of the Company, and only .0004% of the number of shares being offered by the Company in its primary offering in the Form S-1; and

(vi)	The Company has no agreement, arrangement or understanding with any of the selling shareholders to act as a conduit for the issuer.

Accordingly, none of the foregoing facts of the offering meet any of the conditions of the multipart test identified in Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules to identity a secondary offering in disguise as a primary offering, and the offering by the selling shareholders is properly characterized a secondary offering.

3.	There appear to be a few typos throughout the prospectus that may cause confusion for investors. Please revise. We include the following by way of example only:

On page 5 in the Offering Section under Securities Offer, the number of securities being offered by selling stockholders is inconsistent with the number being registered;

On page 31 under Director Independence, you state that you have two current directors yet elsewhere in the prospectus you state that Mr. Rivera is your sole director; and

On page 32 and 33 in footnotes to the Summary Compensation Table and Director Compensation Table, you state that Mr. William Tay was appointed as an officer and director on August 10, 2012 but resigned from such positions on March 29, 2011.

Company response: The Company has made corrections to typos on pages 5, 31, 32 and 33.

Cover Page

4.	It appears that your cover page may be two pages in length. Please note that the prospectus cover page may be no more than one page. Refer to Item 501(b) of Registration S-K.

Company response: The Company has removed information from the prospectus cover page and moved it to a new section titled “Certain Information about this Offering” on pages 3 and 4 to make the cover page not more than one page in length.

Risk Factors, page 7

5.	Please revise to include any material risk factors related to your business of social networking. For example, please tell us what consideration you gave to including a risk factor addressing any privacy concerns or unauthorized access to your subscribers’ information.

Company response: Please see the risk factors added on pages 8 and 9.

Selling Stockholders, page 16

6.	The initial sentence in this section states that you have 67 selling stockholders, whereas the table of selling stockholders lists only nine names. Please be advised that you are required to identify all selling stockholders per Item 507 of Regulation S-K. Please also indicate if any of the selling stockholders have previously had a material relationship with you. In addition, the initial sentence states that “common shares being offered for resale … consist of 106,490,050.” Please reconcile this amount with the amount being registered.

Company response: The Company has reconciled the amount of shares on page 16 with the amount of shares being registered.

Dilution, page 17

7.	Please provide to us your calculation of net tangible book value as of March 31, 2012, as well as other amounts within your tables. Further, for the number of shares after offering held by public investors, please tell us your basis for excluding those shares offered by selling stockholders.

Company response: The Company has revised its calculation of net tangible book value as of June 30, 2012, which has been calculated by subtracting total liabilities and intangible assets from total assets, and diving the result by the number of issued and outstanding shares of common stock. In this case, $621,813 in total liabilities has been subtracted from $8,486 in total assets, the resulting amount of which is divided by 106,490,500 shares issued and outstanding, which results in a net tangible book value of ($0.005 per share). The Company mistakenly excluded those shares offered by selling stockholders and has now included them. Please see page 17 of the Form S-1.

Plan of Distribution, page 18

8.	Please discuss in greater detail the plan of distribution for the offer and sale of the common stock being offered by the company. Please discuss how Eleazar Rivera and the company will offer the securities. See Item 508(c) of Regulation S-K.

Company response: The Company has added the following sentence to page 18 of the From S-1: “Mr. Rivera will sell the 25,000,000 shares of its common stock and intends to offer them to friends, family members and business acquaintances.”

Description of Business, page 23

9.	Your website references that it may provide “penny bids” and banking services. Please provide more information about these and other services that you intend to provide in the prospectus. We may have further comment.

Company response: The penny bids and banking services referenced on the website are links to third party service providers and are not services offered by the Company, though the Company will receive a small amount of monetary compensation when someone uses the services of the third party services providers.

10.	We have reviewed the website www.kababayanko.com and note that your website states it is the number one social networking site for overseas contract workers. Please provide a basis for such statement.

Company response: The Company makes its statement on its website that it is the number one social networking site for overseas contract workers on the basis that it is the only such website known to the Company, providing the kinds of services that forms the basis of the Company’s business.

11.	We note that one of the ways that you intend to generate revenues is through advertisements on your website. Please discuss how use of your website on mobile devices, which currently do not appear to support ads, may affect your ability to raise advertising revenues.

Company response: The Company has added the following disclosure to page 26:

We currently do not have the ability to advertise on mobile devices because we do not have a software application (or “app”) for mobile devices. The fact that we do not have a software application able to support advertising on mobile devices will likely mean that we will have less advertising revenue that if we have had such a software application. We have planned for the development of such an application in the first three line items of our Use of Proceeds table on page 15. The first three line items are: OCW (Overseas Contract Workers) Social Networking Site, Global Karaoke Social Networking Sites and Global Penny Auctions, and much of the software code which needs to be developed for those three line items is the same software code we need for a software application which supports advertising on mobile devices. We expect the total development cost to be approximately $300,000. The can be no assurance that we will raise the approximately $300,000 required to develop a software application which supports advertising on mobile devices.

12.	Please include a discussion of the Loan Agreement between Mr. Rivera and the registrant as this appears to be a material agreement. To the extent that any of the proceeds from this offering will be used to repay this indebtedness, please discuss.

Company response: The Company inadvertently did not disclose a second Stockholder Loan Agreement with Mr. Rivera, which the Company is including as Exhibit 10.4 to Amendment No. 1 to Form S-1. Both agreement are now disclosed on pages 23 under the section titled, “Our Business,” where the Company has included the following text:

On June 1, 2011, Alpha Network Alliance Ventures Inc., a Delaware corporation, which was a private company which merged with us on December 29, 2011, entered into two Stockholder Loan Agreements with Eleazar Rivera, our sole officer and director, and majority stockholder. Under the first Stockholder Loan Agreement, Mr. Rivera loaned such company $275,175 for a term of one (1) year at no interest. Upon default of repayment, however, interest accrues at 6% per annum.. Under the second Stockholder Loan Agreement, Mr. Rivera loaned Alpha Network Alliance Ventures Inc $300,000 for a term of one (1) year at no interest. Upon default of repayment, however, interest accrues at 6% per annum. Therefore, as a result of our merger with Alpha Network Alliance Ventures Inc, we have an obligation to repay the debt held by Mr. Rivera under the Stockholder Loan Agreements.

Additionally, the Company has revised its disclosure on page 34, under the section titled, “Certain Relationships and Related Transactions” to conform with the new referenced disclosure.

Organization within the Last Five Years, page 23

13.	Please describe in greater detail your merger with Daedalus.

Company response: The Company (formerly named “Daedalus Ventures, Inc.”) has described its merger with Alpha Network Alliance Ventures in greater detail on page 23.

14.	In the last paragraph of this subsection, we note your reference to the defined term “Purchaser.” Please provide the name of the purchaser.

Company response: the Company has deleted the following text from page 23:

Prior to the purchase of the Shares, the Purchaser was not affiliated with the Company. However, the Purchaser is now deemed an affiliate of the Company as a result of its stock ownership interest in the Company. The purchase of the shares by the Purchaser was completed pursuant to a written Subscription Agreement with the Company. The purchase was not subject to any other terms and conditions other than the sale of the Shares in exchange for the cash payment.

The paragraph referenced a private stock transaction by and between William Tay and Eleazar Rivera, which is now discussed in the third paragraph of page 23.

Reports to Security Holders, page 27

15.	We note your statement that you are not currently a reporting company. This statement appears to be incorrect. Please revise or advise.

Company response: The Company has revised the reference disclosure on page 27 consistent with the Company being a reporting issuer under the Securities Exchange Act of 1934, as amended.

Market for Common Equity and Related Stockholder Matters, page 28

Holders, page 28

16.	Please reconcile the amount of holders with the disclosure in the selling shareholder section or advise.

Company response: The Selling Stockholders section on page 16 has been revised to state that the Company has 9 selling stockholders. The total number of 11 stockholders disclosed on page 28 remains unchanged because it is the correct number.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Plan of Operation, page 29

17.	We note your disclosures regarding cash requirements. Please address the following:

•	Please provide additional detail supporting your belief that can satisfy short-term cash requirements for the next twelve months. Refer to SEC Interpretive Release 33-8350 dated December 19, 2003; and

Company response: The Company has revised its disclosure on page 30 under the section titled, “Liquidity and Capital Resources” in response to this comment.

•	Please reconcile the amount that you note as cash of $83,633 to the interim balance sheet amount of cash and cash equivalents totaling $21,130. Please also tell us how you calculated your working capital amount considering you have current liabilities at March 31, 2011 totaling $621,813.

Company response: The Company has revised its disclosure on in the second paragraph of the section titled, “Plan of Operation” in response to this comment.

Summary of Significant Accounting Policies, page 30

18.	Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise all references to accounting standards accordingly.

Company response:

Certain Relationships and Related Transactions, page 34

19.	Please include the amount of consideration for each transaction. See Item 404(a)(3) of Regulation S-K.

Company response: The Company has added the text (i) “Alpha Network Alliance Ventures Inc. paid $59,990 for the 31,390,000 shares,” to the end of the second paragraph of the “Certain Relationships and Related Transactions” section, and (ii) “We paid 75,000,000 shares of our common stock as consideration for all of the issued and outstanding shares of common stock of the Target Company,” to the third paragraph of the “Certain Relationships and Related Transactions” section.

Financial Statements, page F-1

General

20.	We note your disclosure in Note 6 indicating that such transaction between Alpha Network Alliance Ventures Inc. (“ANAV”) and Daedalus Ventures Inc. (“Daedalus”) is a reverse recapitalization. However, it appears you have provided the historical financial information for Daedalus. Please amend to recast your financial statements and footnotes to present the historical financial information of ANAV, giving effect to the merger within equity, or tell us why you believe your current presentation is appropriate.

Company response: Alpha Network Alliance Ventures was incorporated on March 24, 2011 and merged with Daedalus Ventures Inc. on December 28, 2011. The audited financial statements of Alpha Network Alliance Ventures as of December 31, 2011 would show the financial information from inception (March 24, 2011) / (December 28, 2011) up to December 31, 2011.

21.	Please provide all requisite disclosures pursuant to ASC Topic 915 or tell us why you believe such disclosures are not required. Among others, you should disclose the following:

•	Your Balance Sheets and Statements of Shareholders’ Equity should report any cumulative net losses with a descriptive caption such as ‘deficit accumulated during the development stage’ in the shareholder equity section; and

•	Your financial statements detailing information for each period ended should also include cumulative amounts from inception.

Company response: Since Alpha Network Alliance Ventures was incorporated on March 24, 2011, the audited financial statements show the cumulative net losses and amounts from inception.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo